February 21, 2008

Steven Anderson, CEO
Surfect Holdings, Inc.
180 West Broadway Road
Tempe, Arizona 85282

>   **Re: Surfect Holdings, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed January 25, 2008**
>   **File No. 333-148858**

Dear Mr. Anderson:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. You may decide it is appropriate to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the resale of 219,499,475 shares. Given the size
        of the offering relative to the number of shares outstanding held by non-affiliates,
        the exercise terms for many of the warrants, and the affiliation of several selling
        shareholders, the transaction appears to be a primary offering. Please provide an
        analysis to support your position that the transaction is appropriately
        characterized as a transaction that is eligible to be made on a shelf basis under

Rule 415(a)(1)(i).

2.   Prior to filing an amendment to this registration statement, please review Release No. 33-8876, which is available on our website, so that you file the amendment using the correct form type, since Form SB-2 is no longer available.

Security Ownership of Certain Beneficial Owners and Management, page 38

3.   As noted in the third paragraph, "beneficial ownership" includes shares that are issuable upon exercise of stock options and warrants … that are currently exercisable or convertible, or are exercisable or convertible within 60 days. Please revise the table to include shares underlying outstanding warrants, or explain to us why the shares are not included.

Selling Stockholders, page 44

4.   Please disclose under a separate section in the prospectus the material terms of each transaction in which the securities being registered for resale were purchased, including the purchase price or other consideration paid and the trading price of the common stock at time of each sale or other issuance.

5.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Identify in the prospectus any broker-dealer as an underwriter with respect to the shares being sold by the broker-dealer. In addition, identify any affiliate of a broker-dealer as an underwriter unless you revise the prospectus to state, if true, that:

- the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
- at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this

Steven Anderson, CEO
Surfect Holdings, Inc.
February 21, 2008
Page 4

request at least two business days in advance of the requested effective date.

      If you have any questions, please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3800

              Sincerely,

              Peggy Fisher
              Assistant Director

cc: Nancy Brenner
       Via Facsimile 212-918-8989